UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE Trust, Inc.

(Name of Subject Company)

HEALTHCARE Trust, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

W. Todd Jensen
Interim Chief Executive Officer and President
Healthcare Trust, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Mini-Tender”) by MacKenzie Blue Ridge Fund III, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northwest Fund, LP, AHY Institutional Investors, Ltd., MPF Blue Ridge Fund I, LLC, MPF Blue Ridge II, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Opportunity Fund, LP, and Coastal Realty Business Trust (each an entity where MacKenzie Capital Management, LP is the manager, trustee or general partner, collectively “MacKenzie” or the “Offerors”) to purchase up to 500,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Healthcare Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $14.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offerors with the Securities and Exchange Commission (the “SEC”) on August 15, 2016 (the “Offer to Purchase”).

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS (THE “STOCKHOLDERS”) REJECT THE MINI-TENDER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Healthcare Trust, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

This Schedule 14D-9 relates to the Common Stock, of which there were 88,028,419 shares outstanding as of July 31, 2016.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Mini-Tender by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 500,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Mini-Tender is extended by the Offerors, the Mini-Tender will expire at 11:59 p.m., Pacific Time, on September 29, 2016.

According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 1640 School Street, Moraga, CA 94556, (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2016.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Company’s board of directors, in consultation with the Company’s advisor, has reviewed the terms of the Mini-Tender. Based on its review, the board of directors has unanimously determined that the Mini-Tender is not advisable and is not in the best interests of the Company or its Stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE MINI-TENDER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE OFFER TO PURCHASE.

The Company’s board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. Stockholders should consult with their financial or tax advisor when considering the Mini-Tender. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have limited alternatives available to sell some of or all their Common Stock. However, Stockholders may participate in the Company’s share repurchase program (the “SRP”), which provides for limited repurchases funded solely with proceeds from the Company’s distribution reinvestment plan (“DRIP”). As previously announced, for the calendar year ending December 31, 2016, repurchases will be limited to a maximum of 5.0% of the weighted average number of shares of common stock outstanding during the year ended December 31, 2015. For each fiscal semester following December 31, 2016, repurchases during each fiscal semester will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the prior fiscal year.

The Company’s board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Mini-Tender.

(b)	Reasons for the Recommendation.

•	The Board believes the Offer Price is significantly less than the current and potential value of the Company’s Common Stock. On April 11, 2016, the Company announced that its independent directors, comprising a majority of the board of directors, unanimously approved an estimated per-share net asset value of its Common Stock equal to $22.27 as of December 31, 2015 (the “Estimated Per-Share NAV”). The Offer Price of $14.00 is $8.27 less than the Estimated Per-Share NAV. This translates to a discount of 37% to the Estimated Per-Share NAV.

As previously disclosed to Stockholders, the Estimated Per-Share NAV takes into consideration the appraisals of the Company’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the board of directors and is based on certain assumptions and subject to certain limitations all discussed in the Company’s filing with the SEC on Form 8-K dated April 11, 2016. The Company will continue to publish an updated Estimated Per-Share NAV on at least an annual basis. Any updated Estimated Value may be higher or lower than $22.27 per share. The Estimated Per-Share NAV is used in connection with the Company’s existing SRP and DRIP.

•	The Offeror established a low Offer Price to meet its own business objectives. The Offeror acknowledges that in establishing the Offer Price of $14.00 per share, it is motivated to establish the lowest price which might be acceptable to Stockholders consistent with its objectives. The Offeror states that it has not made an independent appraisal of the Company’s Common Stock or its properties, and is not qualified to appraise real estate. The Offeror further states that it has applied a discount to the estimated per share value with the intention of making a profit by holding on to the shares until the Company is liquidated, hopefully at close to the full estimated liquidation value of the shares.

•	Stockholders participating in the Mini-Tender would lose the current and potential future value in Company’s Common Stock. The Company currently pays distributions at an annualized rate of $1.70 per share, which equates to an annualized yield equal to 7.63% per share based on the most recent Estimated Per-Share NAV. Although the board of directors cannot provide any guarantee that the Company will maintain its rate of distributions in the future, Stockholders who choose to participate in the Mini-Tender by selling their shares to the Offeror will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Mini-Tender. In addition, Stockholders who choose to participate in the Mini-Tender will lose their ability to benefit from any appreciation in the price of the Company’s Common Stock.

•	There is no guarantee that the Mini-Tender can or will be completed as soon as the Offeror implies. The earliest that the Mini-Tender expires is September 29, 2016. This date may, however, be extended by the Offeror in its sole discretion. In addition, if more than 500,000 shares of Common Stock are validly tendered in the Mini-Tender and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•	The Mini-Tender may be amended. The Offeror expressly reserves the right, in its sole discretion, to amend the terms of the Mini-Tender in any respect, including by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law (including Rule 14d-4(c)), the Offeror does not have an obligation to publish, advertise or otherwise communicate the public announcement, other than by issuing a press release.

•	A committee of the board of directors is engaged in a strategic review process. In April and June 2016, the Company announced that a special committee comprised entirely of independent directors (the “Special Committee”) has initiated a strategic review process to identify, examine, and consider a range of strategic alternatives available to the Company with the objective of maximizing shareholder value. The Company also announced that the Special Committee has retained Morgan Stanley and Key Banc as financial advisors and Gibson, Dunn & Crutcher LLP has been retained as special legal counsel to assist in connection with the strategic review process.

No decision has been made by the Company to enter into any transaction at this time, and there are no assurances that the consideration of strategic alternatives will result in any transaction. The Company does not intend to comment on or disclose developments regarding the strategic review process unless it deems further disclosure is appropriate or required.

IN LIGHT OF THE REASONS CONSIDERED ABOVE, THE COMPANY’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MINI-TENDER IS NOT ADVISABLE AND IS NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS STOCKHOLDERS.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Mini-Tender on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Mini-Tender. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Mini-Tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Mini-Tender.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, other than the automatic annual grant of 1,347 shares of restricted common stock to each of the Company’s independent directors.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Mini-Tender that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Mini-Tender which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be considered to be forward-looking statements under federal securities laws. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2016, its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2016, and the Company’s future filings.

The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.	Exhibits.

Exhibit	Description
(a)(1) (a)(2)	Letter to Healthcare Trust, Inc. Stockholders, dated August 22, 2016 Definitive Proxy Statement on Schedule 14A, filed on April 29, 2016*

*The sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” are incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2016

By:	/s/ Katie P. Kurtz
Name: Katie P. Kurtz
Title: Chief Financial Officer, Treasurer and Secretary